Exhibit 99.2

Tudou Reports Second Quarter 2012 Financial Results

2Q 2012 Net Revenues of RMB171.9 Million, Up 47.3% Year-over-Year

(August 5, 2012 - Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading Internet video company in China, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Revenue Highlights

•                  Net revenues increased to RMB171.9 million (US$27.1 million), up 47.3% year-over-year.

•                  Online advertising service revenues increased to RMB150.7 million (US$23.7 million), up 47.4% year-over-year.

•                  Mobile video service revenues increased to RMB16.7 million (US$2.6 million), up 50.6% year-over-year.

•                  Other (sub-licensing) revenues increased to RMB4.5 million (US$0.7 million), up 34.2% year-over-year.

Second Quarter 2012 Financial Results

Revenues:  Net revenues for the second quarter 2012 increased by 47.3% to RMB171.9 million (US$27.1 million) from RMB116.7 million in the corresponding period in 2011, driven by increases in online advertising service revenues, mobile video service revenues and other (sub-licensing) revenues.(1)  Online advertising service revenues for the second quarter 2012 increased by 47.4% to RMB150.7 million (US$23.7 million) from RMB102.2 million in the corresponding period in 2011. Mobile video service revenues for the second quarter 2012 increased by 50.6% to RMB16.7 million (US$2.6 million) from RMB11.1 million in the corresponding period in 2011. Other (sub-licensing) revenues increased by 34.2% to RMB4.5 million (US$0.7 million) from RMB3.4 million in the corresponding period in 2011.

Cost of Revenues:  Cost of revenues for the second quarter 2012 increased by 123.2% to RMB191.0 million (US$30.1 million) from RMB85.6 million in the corresponding period in 2011, partially offset by a RMB12.7 million decrease in share-based compensation expenses. The increase in cost of revenues was primarily attributable to increased Internet bandwidth costs, content costs and mobile video services costs.  Internet bandwidth costs for the second quarter 2012 totaled RMB65.1 million (US$10.2 million), compared to RMB34.5 million in the corresponding period in 2011. The increase in Internet bandwidth costs was primarily due to increased traffic on the Company’s website and its continued focus on enhancing users’ experience.  Content costs for the second quarter 2012 totaled RMB100.5 million (US$15.8 million), compared to RMB35.7 million in the

(1) The Company records revenues on a net basis and presents net revenues net of third party advertising agency fees and sales tax as a reduction of revenues.  For the second quarter 2012, third party advertising agency fees were RMB32.3 million (US$5.1 million) and sales tax was RMB7.4 million (US$1.2 million), compared to third party advertising agency fees of RMB23.6 million and sales tax of RMB14.6 million in the corresponding period in 2011.

corresponding period in 2011.  Content costs consist of amortization of premium licensed content, salaries and benefits for staff and production costs for content produced in-house. The increase in content costs was primarily due to the increase in amortization of premium licensed content and content produced in-house as a result of an increase in the amount of content purchased and produced. Mobile video service costs for the second quarter 2012 totaled RMB12.3 million (US$1.9 million), compared to RMB5.8 million, in the corresponding period in 2011. The increase in mobile video services costs was primarily attributable to the increase in mobile video services revenues.

Gross Loss:  For the second quarter 2012, gross loss totaled RMB19.2 million (US$3.0 million), compared to gross profit of RMB31.1 million in the corresponding period in 2011.

Operating Expenses: Operating expenses for the second quarter 2012 were RMB135.8 million (US$21.4 million), compared to RMB86.7 million in the corresponding period in 2011.  The increase was primarily due to merger related expenses of RMB23.7 million (US $3.7 million) resulting from the Company’s pending transaction with Youku, Inc. (NYSE: YOKU) (“Youku”) and an increase in sales and marketing expenses, mainly as a result of the Company’s hiring of additional sales professionals and enhanced promotion and marketing efforts.

Net Loss: Net loss for the second quarter 2012 increased to RMB154.7 million (US$24.4 million) from a net loss of RMB78.9 million in the corresponding period in 2011.

Adjusted Net Loss: Adjusted net loss for the second quarter 2012, which excluded share-based compensation expenses, was RMB144.8 million (US$22.8 million), compared to an adjusted net loss of RMB37.2 million in the corresponding period in 2011, which excluded share-based compensation expenses and fair value changes in warrant liabilities. See “Non-GAAP Financial Measures” and “Adjusted Net Loss — Non-GAAP Reconciliation” below.

Recent Developments

In July 2012, Tudou announced it will hold its 2012 annual general meeting of shareholders on the 18th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong on Monday, August 20, 2012 at 10:00 a.m. (Hong Kong time), to consider and vote on, among other things, the proposal to approve the pending merger with Youku announced on March 11, 2012.  The notice of the annual general meeting of shareholders and joint proxy statement can be obtained from the Company’s investor relations website (http://ir.tudou.com) and the Company’s filings with the Securities and Exchange Commission (http://www.sec.gov).

In July 2012, Tudou announced that Ms. Evelyn Wang tendered resignation from her position as Chief Operating Officer due to personal reasons. Ms. Wang will continue to assist the Company throughout the ongoing merger process with Youku, which remains on track to close during the third quarter of 2012, subject to closing conditions including approvals by Youku’s and Tudou’s shareholders.

In June 2012, Tudou held the awards ceremony for the 2012 Tudou Video Festival in Chengde, China. This was Tudou’s 5th annual video festival and was co-hosted with the China Film Group Corporation, the largest film enterprise in China.  With the slogan Be Creative and Live, this year’s festival attracted over 15,000 video submissions, including submissions from a talented group of 200 video finalists that competed for 15 grand prizes.  Over 1,500 producers, directors, writers, studio representatives and advertisers attended the event in anticipation of the opportunity to work with the creators of the winning submissions.

Conference Call

Due to the pending merger with Youku, Tudou will not hold a conference call to discuss its financial results.

About Tudou

Tudou Holdings Limited (NASDAQ: TUDO) is a leading Internet video company in China providing premium licensed content, user generated content (“UGC”) and original in-house produced content.  Founded in 2005, Tudou was the first UGC video sharing website launched in China.  The “Tudou” brand is one of the most recognized Internet brands in China, and the annual Tudou Video Festival has become a signature event in the online video industry.  For more information, please visit http://ir.tudou.com.

Investor Relations Contact:

Michael S. Fu

Director, Investor Relations

Tudou Holdings Limited

Tel: (+86) 21-5170-2355

Email:  mfu@tudou.com

Jeremy Peruski

ICR, Inc.

Tel:  +1 (646) 405-4884

Email:  IR@tudou.com

SOURCE: Tudou

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to execute its business strategies, plans and initiatives; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the

Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s ability to develop new services; the Company’s ability to attract users and advertisers and enhance its brand recognition; the ability of the online video and advertising industry in China to grow at rates projected by market data; and ability of the Company to timely close its pending merger with Youku.  Any of the foregoing risks may have a material adverse effect on the Company’s business and the market price of its ADSs.  Further information regarding these and other risks is included in the Company’s 20-F filed with the Securities and Exchange Commission on March 30, 2012. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company defines adjusted net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses and fair value changes in warrant liabilities. The Company reviews adjusted net income (loss) together with net income (loss) to obtain a better understanding of its operating performance. The Company believes it is useful supplemental information for investors and other interested persons to assess the Company’s operating performance without the effect of non-cash fair value changes in warrant liabilities, which would not likely be a recurring factor in its business in the future, and share-based compensation expenses, which have been and continue to be a significant recurring factor in our business.

The Company presents its non-GAAP financial measure because management uses it to evaluate the Company’s operating performance. The Company believes that non-GAAP financial measure provides useful information to investors and other interested persons because by having access to such information they will have the same data the Company uses to assess its operating performance.  In addition, this information allows investors and other interested persons to understand and evaluate the Company’s consolidated results of operations in the same manner as management and to make period-over-period comparisons of its financial results. However, the use of adjusted net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted net income (loss) is that it does not include all items that impact the Company’s net income (loss) for the period. In addition, because companies may not calculate adjusted net income (loss) in the same manner, it may not be comparable to similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP. The Company encourages investors and other interested persons to review the Company’s financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2012 were made at a rate of RMB6.3530 to US$1.00, the noon buying rate in effect on June 29, 2012 as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at such rate.

Tudou Holdings Limited

Consolidated Balance Sheet Information

(Amounts expressed in RMB, unless otherwise stated)

	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$

Assets

Current assets:
Cash and cash equivalents	135,769,594	695,746,338	516,192,285	81,251,737
Restricted cash	78,629,940	96,685,338	50,599,200	7,964,615
Accounts receivable, net	259,354,944	256,602,540	316,334,475	49,792,929
Prepayments and other current assets	34,481,051	15,347,958	12,694,496	1,998,189
Premium content licensed	18,720,530	47,551,257	40,316,868	6,346,115
Content produced		695,922	176,761	27,823
Total current assets	526,956,059	1,112,629,353	936,314,085	147,381,408
Equipment	66,825,250	93,393,641	94,764,562	14,916,506
Intangible assets	4,696,093	5,973,504	6,467,861	1,018,080
Other assets	4,282,679	4,175,908	—	—
Other long-term receivables		10,000,000	10,000,000	1,574,059
Prepayment for premium content licensed		166,091,005	181,731,422	28,605,607
Premium content licensed	59,980,909	200,466,206	235,529,108	37,073,683
Total assets	662,740,990	1,592,729,617	1,464,807,038	230,569,343

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	76,297,318	163,179,211	188,110,362	29,609,690
Taxes payable	25,456,201	28,491,533	25,241,179	3,973,112
Accrued liabilities and other payables	170,319,316	225,563,977	243,956,753	38,400,245
Short-term loan	72,343,510	83,343,510	41,543,510	6,539,196
Share-based compensation liability	263,420,394	—	—	—
Total current liabilities	607,836,739	500,578,231	498,851,804	78,522,243

Warrant liabilities	343,404,204	—	—	—
Total liabilities	951,240,943	500,578,231	498,851,804	78,522,243

Series A redeemable convertible preferred shares	7,617,308	—	—	—
Series B redeemable convertible preferred shares	55,008,503	—	—	—
Series C redeemable convertible preferred shares	122,960,400	—	—	—
Series D redeemable convertible preferred shares	367,586,880	—	—	—
Series E redeemable convertible preferred shares	378,063,467	—	—	—

Shareholders’ equity
Ordinary shares	9,700	74,907	76,747	12,080
Additional paid-in capital	11,054,330	2,554,379,616	2,582,926,377	406,567,980
Accumulated deficit	(1,230,800,541)	(1,462,303,137)	(1,617,047,890)	(254,532,960)
Total shareholders’ equity	(1,219,736,511)	1,092,151,386	965,955,234	152,047,100

Total liabilities and shareholders’ equity	662,740,990	1,592,729,617	1,464,807,038	230,569,343

Tudou Holdings Limited

Consolidated Statement of Operations Information

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended				For the Six Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$

Revenues	131,307,230	145,856,999	179,264,317	28,217,270	222,725,998	325,121,316	51,176,030
Less: Sales taxes	(14,635,680)	(5,575,694)	(7,403,565)	(1,165,365)	(26,677,477)	(12,979,259)	(2,043,013)
Net revenues	116,671,550	140,281,305	171,860,752	27,051,905	196,048,521	312,142,057	49,133,017

Cost of revenues	(85,577,861)	(179,632,865)	(191,026,368)	(30,068,687)	(166,573,691)	(370,659,233)	(58,343,969)
Gross profit / (loss)	31,093,689	(39,351,560)	(19,165,616)	(3,016,782)	29,474,830	(58,517,176)	(9,210,952)

Operating expenses:
Sales and marketing expenses	(55,679,672)	(68,808,006)	(84,959,552)	(13,373,139)	(132,063,602)	(153,767,558)	(24,203,928)
General and administrative expenses	(31,029,507)	(24,527,517)	(50,870,494)	(8,007,318)	(114,917,061)	(75,398,011)	(11,868,096)
Total operating expenses	(86,709,179)	(93,335,523)	(135,830,046)	(21,380,457)	(246,980,663)	(229,165,569)	(36,072,024)

Loss from operations	(55,615,490)	(132,687,083)	(154,995,662)	(24,397,239)	(217,505,833)	(287,682,745)	(45,282,976)

Finance income	76,330	639,483	563,307	88,668	152,987	1,202,790	189,326
Finance expense	(1,090,078)	(1,517,576)	(973,768)	(153,277)	(1,957,240)	(2,491,344)	(392,152)
Other income / (expense), net	(119,253)	—	(168,525)	(26,527)	(119,253)	(168,525)	(26,527)
Foreign exchange gain / (loss)	(3,135,290)	(893,968)	829,895	130,630	(6,049,673)	(64,073)	(10,085)
Fair value change in warrant liabilities	(18,979,502)	—		—	(189,364,593)	—	—
Loss before income taxes	(78,863,283)	(134,459,144)	(154,744,753)	(24,357,745)	(414,843,605)	(289,203,897)	(45,522,414)

Income taxes	—	—	—	—	—	—	—

Net loss	(78,863,283)	(134,459,144)	(154,744,753)	(24,357,745)	(414,843,605)	(289,203,897)	(45,522,414)

Accretion and effect of foreign exchange movement on Series A Preferred Shares	(105,067)	—	—	—	(236,052)	—	—
Effect of foreign exchange movement on Series B Preferred Shares	720,799	—	—	—	1,284,348	—	—
Effect of foreign exchange movement on Series C Preferred Shares	1,611,200	—	—	—	2,870,900	—	—
Effect of foreign exchange movement on Series D Preferred Shares	4,816,640	—	—	—	8,582,480	—	—
Accretion and effect of foreign exchange movement on Series E Preferred Shares	(16,505,338)	—	—	—	(26,661,338)	—	—

Net loss attributable to ordinary shareholders	(88,325,049)	(134,459,144)	(154,744,753)	(24,357,745)	(429,003,267)	(289,203,897)	(45,522,414)

Loss per ordinary share
- Basic and diluted	(7.36)	(1.19)	(1.34)	(0.21)	(35.75)	(2.52)	(0.40)

Loss per ADS
- Basic and diluted	(29.44)	(4.74)	(5.34)	(0.84)	(143.00)	(10.09)	(1.59)

Weighted average number of ordinary shares used in computing loss per share
- Basic and diluted	12,000,000	113,431,544	115,853,225	115,853,225	12,000,000	114,653,268	114,653,268

Share-based compensation was allocated in operating expenses as follows:
Cost of revenues	3,038,064	1,379,365	1,372,659	216,064	17,756,069	2,752,024	433,185
Sales and marketing expenses	9,803,139	5,404,764	4,744,666	746,839	44,851,797	10,149,430	1,597,581
General and administrative expenses	9,809,598	3,430,954	3,827,077	602,405	66,659,181	7,258,031	1,142,457

Tudou Holdings Limited

Adjusted Net Loss — Non-GAAP Reconciliation

(Amounts expressed in RMB, unless otherwise stated)

		For the Three Months Ended				For the Six Months Ended
		Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss		(78,863,283)	(134,459,144)	(154,744,753)	(24,357,745)	(414,843,605)	(289,203,897)	(45,522,414)

Add back:	Share-based compensation expenses	22,650,801	10,215,083	9,944,402	1,565,308	129,267,047	20,159,485	3,173,223
	Fair value changes in warrant liabilities	18,979,502	—	—	—	189,364,593	—	—

Adjusted net loss		(37,232,980)	(124,244,061)	(144,800,351)	(22,792,437)	(96,211,965)	(269,044,412)	(42,349,191)

Tudou Holdings Limited

Consolidated Statement of Cash Flows

(Amounts expressed in RMB, unless otherwise stated)

	For the Three Months Ended				For the Six Months Ended
	Jun 30, 2011	Mar 31, 2012	Jun 30, 2012	Jun 30, 2012	June 30, 2011	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(78,863,283)	(134,459,144)	(154,744,753)	(24,357,745)	(414,843,605)	(289,203,897)	(45,522,414)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	—	—	—	—	—	—	—
Depreciation of equipment	6,734,331	9,637,685	10,277,833	1,617,792	12,867,612	19,915,518	3,134,821
Amortization of intangible assets	50,405	209,660	255,793	40,263	58,255	465,453	73,265
Amortization of other assets	35,590	35,590	—	—	71,180	35,590	5,602
Provision for doubtful accounts	4,085,033	2,643,383	2,807,208	441,871	16,368,108	5,450,591	857,955
Amortization of the premium content licensed	18,124,644	50,863,964	57,165,796	8,998,236	28,140,551	108,029,760	17,004,527
Amortization of the content produced	3,497,227	12,728,947	2,790,348	439,217	6,562,500	15,519,295	2,442,829
Share-based compensation	22,650,802	10,215,083	9,944,403	1,565,308	129,267,046	20,159,486	3,173,223
Fair value changes in warrant liabilities	18,979,502	—	—	—	189,364,593	—	—
Loss from disposal of other assets	—	—	181,908	28,633	—	181,908	28,633
Foreign exchange loss	3,135,290	893,968	(829,895)	(130,630)	6,049,673	64,073	10,085

Changes in operating assets and liabilities:
Accounts receivables	(9,304,512)	(19,441,737)	(62,539,143)	(9,844,033)	(32,689,703)	(81,980,880)	(12,904,278)
Prepayments and other current assets	(2,242,691)	4,835,969	4,289,096	675,129	2,900,427	9,125,065	1,436,340
Content produced	—	(5,210,362)	(2,271,187)	(357,498)	—	(7,481,549)	(1,177,640)
Accounts payable	(2,172,159)	6,636,811	10,506,166	1,653,733	(1,343,849)	17,142,977	2,698,407
Tax payable	3,005,534	(9,149,133)	(3,250,354)	(511,625)	4,297,529	(12,399,487)	(1,951,753)
Other payables and accruals	9,368,177	(5,200,531)	18,392,777	2,895,136	27,373,497	13,192,246	2,076,538

Net cash provided by/(used in) operating activities	(2,916,110)	(74,759,847)	(107,024,004)	(16,846,213)	(25,556,186)	(181,783,851)	(28,613,860)

Cash flows from investing activities:
Purchase of equipment	(18,344,013)	(12,263,333)	(14,456,328)	(2,275,512)	(21,723,420)	(26,719,661)	(4,205,834)
Purchase of intangible assets	(463,656)	—	(750,150)	(118,078)	(1,300,756)	(750,150)	(118,078)
Cash received from disposal of other assets	—	—	3,994,000	628,679	—	3,994,000	628,679
Advance payment for premium content licensed	—	(23,340,704)	(15,640,417)	(2,461,895)	—	(38,981,121)	(6,135,860)
Cash paid for premium content licensed	(45,761,160)	(65,097,644)	(67,761,751)	(10,666,103)	(74,331,397)	(132,859,395)	(20,912,859)
Cash received from maturity of short-term investment	—	—	—	—	5,837,246	—	—
Cash paid for PRC advertising license	—	—	—	—	(1,527,178)	—	—
Net decrease/(increase) in restricted cash	(13,065,940)	101,381	46,086,138	7,254,232	(12,402,940)	46,187,519	7,270,190
Net cash used in investing activities	(77,634,769)	(100,600,300)	(48,528,508)	(7,638,677)	(105,448,445)	(149,128,808)	(23,473,762)

Cash flows from financing activities:
Cash received from short-term loan	11,100,000	—	—	—	11,100,000	—	—
Cash paid for the repayment of short-term loan	—	—	(41,800,000)	(6,579,569)	—	(41,800,000)	(6,579,569)
Cash received from exercise of stock options	—	—	16,968,564	2,670,953	—	16,968,564	2,670,953
Cash paid for initial public offering cost	(613,685)	—	—	—	(1,426,877)	—	—
Net cash used in financing activities	10,486,315	—	(24,831,436)	(3,908,616)	9,673,123	(24,831,436)	(3,908,616)

Net decrease in cash and cash equivalents	(70,064,564)	(175,360,147)	(180,383,948)	(28,393,506)	(121,331,508)	(355,744,095)	(55,996,238)

Cash and cash equivalents at beginning of period	208,969,448	872,000,453	695,746,338	109,514,613	263,150,775	872,000,453	137,258,060
Effect of foreign exchange rate change on cash	(3,135,290)	(893,968)	829,895	130,630	(6,049,673)	(64,073)	(10,085)
Cash and cash equivalents at end of period	135,769,594	695,746,338	516,192,285	81,251,737	135,769,594	516,192,285	81,251,737

Supplementary Disclosure of Cash Flow Information
Cash paid for interest	1,034,405	1,519,720	1,809,392	284,809	1,855,700	3,329,112	524,022

Supplementary Disclosure of Non-cash Investing and Financial Activities
Unpaid deferred expenses/Payables related to the initial public offering	17,477,601	—	—	—	17,477,601	—	—
Payables related to purchase of equipment	19,702,648	13,723,390	10,915,816	1,718,214	19,702,648	24,639,206	3,878,358
Payables related to premium content licensed	9,895,500	54,296,015	71,528,574	11,259,023	9,895,500	125,824,589	19,805,539

Payables related to purchase of PRC advertising license qualification right	300,124	—	—	—	300,124	—	—